Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-66471



                                     [Logo]

                     Pacific Aerospace & Electronics, Inc.


                     SUPPLEMENT NO. 1 DATED JANUARY 31, 2000
                                       TO
                        PROSPECTUS DATED OCTOBER 6, 1999



     This is Supplement No. 1, dated January 31, 2000, to the Prospectus, dated October 6, 1999 (the "Prospectus") of Pacific Aerospace & Electronics, Inc. (the "Company"). Any capitalized terms in this Supplement have the meanings given in the Prospectus.

     The Company has been informed that Northern Trust Company has sold all of its shares of Preferred Stock and all its Warrants to AG Super Advantage, L.P. Accordingly, AG Super Advantage, L.P. is substituted as the Selling Shareholder in the Prospectus for Northern Trust Company with respect to the Conversion Shares and the Warrant Shares listed in the Prospectus as offered by Northern Trust Company.

     AG Super Advantage, L.P. has not held any position or office or had any other material relationship with the Company or any of its affiliates within the past three years. As of the date of this Supplement, to the Company's knowledge, AG Super Advantage, L.P. does not own any shares of common stock of the Company, other than shares issuable upon conversion of its Preferred Stock and upon exercise of its Warrants. The address of AG Super Advantage, L.P. is c/o Angelo Gordon & Co., L.P., 245 Park Avenue, 26th Floor, New York, NY 10167.